Mail Stop 3561

January 23, 2007

Lana Franks
Chairman
Structured Asset Securities Corporation
745 Seventh Avenue
New York, NY 10019

Re: **Structured Asset Securities Corporation**
        Registration Statement on Form S-3
        Filed December 27, 2006
        File No. 333-139693

Dear Ms. Franks,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Prospectus

Risk Factors, page 6

1. We note that several of your risk factors indicate that asset pools could experience higher delinquency rates as a result of the inclusion of "subprime" loans or loans

with variable interest payment options if the economy were adversely affected. Please tell us what consideration you have given to updating these risk factors based on the current state of the housing market, including the increase in payment defaults and foreclosures.

The Mortgage Loans, page 46

2. We note that your base prospectus contemplates including reverse mortgages and HECM loans. Please revise your filing to include a form of prospectus supplement illustrating the disclosure you would provide in a reverse mortgage or HECM deal or provide us with an analysis as to why such disclosure would not be materially different from the mortgage loan assets that are already contemplated in the forms of prospectus supplement. In this regard, we note that while the assets included in your current forms of prospectus supplement would require monthly payments by obligors, the reverse mortgage and HECM loans appear to require only one lump sum payment once the underlying property is sold.

3. We note that your base prospectus contemplates including shared appreciation mortgage loans in an asset pool. It appears that the performance of securities backed by this particular type of asset is linked to not only the actual assets in the pool, but to the performance of the real estate market, an external factor. Please refer to section III.A.2 of SEC Release No. 33-8518 and provide us with a thorough analysis as to why securities backed by shared appreciation mortgage loans would qualify as asset-backed securities.

4. As a follow-up to the comment above, we note that the related seller may retain or convey to another entity the right to receive the shared appreciation payment and any applicable prepayment premiums with respect to a shared appreciation mortgage loan that is conveyed to the related trust fund. Explain how retention of such an interest in the payments on the underlying assets after closing is consistent with the requirement that the asset pool is made up of a "discrete pool" of assets. Also, to the extent that the right to the payment on the underlying assets may be divided into the "retained interest" and the right to the remaining payment prior to deposit of those assets into the pool, discuss how resale of securities backed by these newly created rights to partial payments on the assets is consistent with Rule 190.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (917) 777-4299
Mr. John Arnholz, Esq.
Mr. Darius Kingsley, Esq.
McKee Nelson LLP